SECURITIES & EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D*
                                (Rule 13d-101)

                                Amendment No. 4

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               PMA CAPITAL CORP
                               (Name of Issuer)

                               Common Stock
                        (Title of Class of Securities)

                                 693419202
                                (CUSIP Number)

                      Owl Creek Asset Management, L.P.
       640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                               (212) 688-2550


                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                May 18, 2007
            (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 17 Pages)

CUSIP No. 693419202            13D              Page 2 of 17 pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                92,100

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                92,100

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                92,100

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.28%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202            13D              Page 3 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                719,623
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                719,623
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                719,623

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.21%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202            13D              Page 4 of 17 pages

 ----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                811,723

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                811,723

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                811,723

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.49%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202            13D              Page 5 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,635,536
OWNED BT       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,635,536
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,635,536
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.01%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202            13D              Page 6 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,447,259
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,447,259
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,447,259
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                7.50%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                  IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693419202            13D              Page 7 of 17 Pages

Item 1.     Security and Issuer.

            The Schedule 13D initially filed on November 17, 2004, and amended by Amendment No. 1 filed on March 22, 2005, Amendment No. 2 filed on April 6, 2005, and thereafter amended by Amendment No. 3 filed on June 1, 2005, relating to the Class A common stock, par value $5.00 (the "Common Stock"), of PMA Capital Corp (the "Issuer"), a Pennsylvania corporation whose principal executive offices are located at 380 Sentry Parkway, Blue Bell, Pennsylvania 19422 is hereby amended and restated in its entirety by this Amendment No. 4 to the Schedule 13D.

Item 2.     Identity and Background.

            (a) This statement is filed by:

                 (i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock beneficially owned by it;

                 (ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock beneficially owned by it;

                 (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock beneficially owned by Owl Creek I and Owl Creek II;

                 (iv) Owl Creek Asset Management, L.P., a Delaware Limited Partnership (the "Investment Manager"), with respect to the shares of Common Stock beneficially owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Socially Responsible Investment Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("SRIF"); and

                 (v) Jeffrey A. Altman, with respect to shares of Common Stock beneficially owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

            (b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

            (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively. The principal business of the Investment Manager is serving as Investment Manager to Owl Creek Overseas and SRIF.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 693419202            13D              Page 8 of 17 Pages

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

           The shares of Common Stock were purchased with the working capital of Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF. The Reporting Person's cash transactions are with Morgan Stanley & Co. Incorporated, on such firm's usual terms and conditions.

Item 4.     Purpose of the Transaction.

           The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons have pursued, and may in the future pursue further discussions with management in an effort to maximize long-term value for shareholders. Also, the Reporting Persons may at times hold discussions with management in order to ensure that the interests of current shareholders are protected.

            The Reporting Persons intend to dispose of the shares in one or more open market or privately negotiated transactions or otherwise, when and if an opportunity becomes available to do so, and may dispose of any or all of the shares at any time. The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in further discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy, board composition and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation,

CUSIP No. 693419202            13D              Page 9 of 17 Pages

purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, take actions with respect to the Company's restructuring plan and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

       A. Owl Creek I, L.P.
              (a) Aggregate number of shares beneficially owned: 92,100.
                  Percentage: 0.28% The percentages used herein and in the rest of Item 5 are calculated based upon 32,630,669 shares of Common Stock issued and outstanding as of May 7, 2007 as reported by the Company in its Form 10-Q for the quarterly period ended March 31, 2007.

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 92,100
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 92,100
              (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

      B. Owl Creek II, L.P.
              (a) Aggregate number of shares beneficially owned: 719,623
                  Percentage: 2.21%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 719,623
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     719,623
              (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek II in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, has the power to direct the affairs of Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

CUSIP No. 693419202            13D              Page 10 of 17 Pages

       C. Owl Creek Advisors, LLC
              (a) Aggregate number of shares beneficially owned: 811,723
                  Percentage: 2.49%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 811,723
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     811,723
              (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II, and has the power to direct the affairs of Owl Creek I and Owl Creek II. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I and Owl Creek II in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       D. Owl Creek Asset Management, L.P.
              (a) Aggregate number of shares beneficially owned: 1,635,536
                  Percentage: 5.01%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,635,536
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,635,536
              (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas and SRIF and has the power to direct the investment activities of Owl Creek Overseas and SRIF. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek Overseas and SRIF in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas and SRIF, has the power to direct the investment activities of Owl Creek Overseas and SRIF, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
              (e) Not applicable.

CUSIP No. 693419202            13D              Page 11 of 17 Pages


       E. Jeffrey A. Altman
             (a) Aggregate number of shares beneficially owned: 2,447,259
                 Percentage: 7.50%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 2,447,259
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition:
                     2,447,259
             (c) Mr. Altman did not enter into any transactions in the Common Stock of the Company within the last sixty days. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
             (d) Not applicable.
             (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

                  Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 693419202            13D              Page 12 of 17 Pages

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement

CUSIP No. 693419202            13D              Page 13 of 17 Pages

                                SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 25, 2007

                                  /s/ JEFFREY A. ALTMAN
                                  ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

CUSIP No. 693419202            13D              Page 14 of 17 pages

                                  Schedule A

                       OWL CREEK I, L.P.


                                         Open
                                        market/        Price
  Date of           Number of shares     Cross          per
Transaction         Purchased/(Sold)  Transaction      share
 4/1/2007           (3,400)           c                 (9.39)
4/17/2007           (2,200)           o                 (9.42)
 5/1/2007           (2,500)           c                 (9.37)
 5/7/2007             (400)           o                (10.52)
 5/8/2007           (1,200)           o                (10.43)
 5/9/2007           (1,700)           o                (10.49)
5/10/2007             (500)           o                (10.40)
5/11/2007           (1,300)           o                (10.40)
5/14/2007           (1,300)           o                (10.48)
5/15/2007           (1,900)           o                (10.45)
5/18/2007           (5,700)           o                (10.46)
5/21/2007           (2,900)           o                (10.51)
5/22/2007           (2,100)           o                (10.49)
5/23/2007           (2,500)           o                (10.49)
5/24/2007           (3,100)           o                (10.51)



CUSIP No. 693419202            13D              Page 15 of 17 Pages

                       OWL CREEK II, L.P.



                                         Open
                                        market/          Price
  Date of           Number of shares     Cross            per
Transaction         Purchased/(Sold)  Transaction        share
 4/1/2007            (76,500)         c                   (9.39)
4/17/2007            (15,100)         o                   (9.42)
 5/1/2007            (17,700)         c                   (9.37)
 5/4/2007               (200)         o                  (10.48)
 5/7/2007             (2,600)         o                  (10.52)
 5/8/2007             (9,500)         o                  (10.43)
 5/9/2007            (13,600)         o                  (10.49)
5/10/2007             (3,800)         o                  (10.40)
5/11/2007            (10,500)         o                  (10.40)
5/14/2007            (10,000)         o                  (10.48)
5/15/2007            (14,800)         o                  (10.45)
5/18/2007            (44,400)         o                  (10.46)
5/21/2007            (22,400)         o                  (10.51)
5/22/2007            (16,000)         o                  (10.49)
5/23/2007            (19,500)         o                  (10.49)
5/24/2007            (24,300)         o                  (10.51)


CUSIP No. 693419202            13D              Page 16 of 17 Pages

                       OWL CREEK OVERSEAS FUND, LTD.


                                         Open
                                        market/        Price
  Date of           Number of shares     Cross          per
Transaction         Purchased/(Sold)  Transaction      share
 4/1/2007            82,200           c                 9.39
4/17/2007           (31,400)          o                (9.42)
 5/1/2007            20,900           c                 9.37
 5/4/2007              (200)          o               (10.48)
 5/7/2007            (7,500)          o               (10.52)
 5/8/2007           (19,400)          o               (10.43)
 5/9/2007           (30,393)          o               (10.49)
5/10/2007            (8,330)          o               (10.40)
5/11/2007           (25,600)          o               (10.40)
5/14/2007           (22,436)          o               (10.48)
5/15/2007           (32,600)          o               (10.45)
5/18/2007          (100,400)          o               (10.46)
5/21/2007           (50,113)          o               (10.51)
5/22/2007           (36,210)          o               (10.49)
5/23/2007           (43,035)          o               (10.49)
5/24/2007           (54,524)          o               (10.51)


CUSIP No. 693419202            13D              Page 17 of 17 Pages

              OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.


                                         Open
                                        market/       Price
  Date of           Number of shares     Cross         per
Transaction         Purchased/(Sold)  Transaction     share
 4/1/2007            (2,300)          c               (9.39)
4/17/2007            (1,300)          o               (9.42)
 5/1/2007              (700)          c               (9.37)
 5/7/2007              (100)          o              (10.52)
 5/8/2007              (500)          o              (10.43)
 5/9/2007              (600)          o              (10.49)
5/10/2007              (100)          o              (10.40)
5/11/2007              (500)          o              (10.40)
5/14/2007              (500)          o              (10.48)
5/15/2007              (700)          o              (10.45)
5/18/2007            (2,000)          o              (10.46)
5/21/2007              (900)          o              (10.51)
5/22/2007              (800)          o              (10.49)
5/23/2007              (900)          o              (10.49)
5/24/2007            (1,100)          o              (10.51)


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  May 25, 2007

                                 /s/ JEFFREY A. ALTMAN
                                  ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.